Exhibit 4.4

DESCRIPTION OF BENTLEY SYSTEMS INCORPORATED’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
Bentley Systems, Incorporated Inc. (“we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Class B common stock, $0.01 par value per share. The following description of our capital stock is a summary and does not purport to be complete. It is qualified in its entirety by, and should be read in conjunction with, our amended and restated certificate of incorporation, our amended and restated bylaws and applicable Delaware law.
Authorized Capital Stock
Our authorized capital stock consists of 2,000,000,000 shares, each with a par value of $0.01 per share, of which:
•100,000,000 shares are designated as Class A common stock;
•1,800,000,000 shares are designated as Class B common stock; and
•100,000,000 shares are undesignated preferred stock.
Common Stock
Dividend Rights
Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.
Voting Rights
The holders of our Class A common stock are entitled to 29 votes per share, provided, however, that at any such time, and thereafter, as none of Barry J. Bentley, Gregory S. Bentley, Keith A. Bentley, or Raymond B. Bentley is an executive officer or director of the Company, the holders of our Class A common stock will be entitled to 11 votes per share. Holders of our Class B common stock, which is the only class that is publicly traded and listed, is entitled to one vote per share. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by our amended and restated certificate of incorporation or law. Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:
•If we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and
•If we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
In addition, the affirmative vote of the holders of the Class A common stock is required to amend the provisions of our amended and restated certificate of incorporation that relate to our dual class structure.

Under our amended and restated certificate of incorporation, we are not able to engage in certain mergers or other transactions in which the holders of Class A common stock and Class B common stock are not given the same consideration, without the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, voting separately as a class, and Class B common stock, voting separately as a class. No such separate class vote will be required, however, if the holders of each class of common stock receive equity securities in the surviving entity with voting and related rights substantially similar to the rights of the class of common stock held by such holders prior to the merger or other transaction.
Except as otherwise required by Delaware law, all stockholder action, other than the election of directors, is decided by the vote of the holders of a majority in voting power of the shares of our capital stock issued and outstanding at a meeting in which a quorum, consisting of a majority in voting power of the shares of our capital stock issued and outstanding and entitled to vote at the meeting, is present. The election of directors is determined by a plurality of the votes cast in respect of the shares present at the meeting and entitled to vote on the election of directors. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated by-laws provide that the number of directors will be determined from time to time by resolution of our board of directors.
No Preemptive or Similar Rights
Holders of our common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion
Our Class B common stock is not convertible into any other shares of capital stock. Each outstanding share of Class A common stock is convertible at any time at the option of the holder into one share of Class B common stock. In addition, each share of Class A common stock will convert automatically into one share of Class B common stock upon the occurrence of specified events, including any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, including transfers to family members, trusts primarily for the benefit of the stockholder or the stockholder’s family members, certain entities or fiduciaries controlled by the stockholder or the stockholder’s family members, and transfers by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement. Each share of Class A common stock will also convert automatically into one share of Class B common stock upon the death of a Class A common stockholder, except if such shares are transferred in accordance with the foregoing sentence. Further, each share of Class A common stock will convert into one share of Class B common stock if such conversion is approved by the holders of at least 90% of the then-outstanding shares of Class A common stock or if the Bentley Family (as defined below) ceases to beneficially own, in the aggregate, at least 20% of the issued and outstanding shares of Class B common stock (on a fully diluted basis and assuming the conversion of all issued and outstanding shares of Class A common stock). Once converted into Class B common stock, a share of Class A common stock may not be reissued.
“Bentley Family” means Barry J. Bentley, Gregory S. Bentley, Keith A. Bentley, Raymond B. Bentley, Richard P. Bentley (collectively, the “Bentleys”) and certain other family members and trusts and other entities controlled by or primarily for the benefit of the Bentleys and their families.

Anti-Takeover Provisions
The provisions of our amended and restated certificate of incorporation and amended and restated by-laws and of the Delaware General Corporation Law (“DGCL”) summarized below may have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class B common stock.
Section 203 of the Delaware General Corporation Law
We have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation provides that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. However, in our case, the Bentley Family and any of their respective direct or indirect transferees receiving 15% or more of our outstanding voting stock will not be deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.
Certificate of Incorporation and By-law Provisions
Our amended and restated certificate of incorporation and our amended and restated by-laws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
• Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation prohibits stockholder action by written consent (and, thus, requires that all stockholder actions be taken at a meeting of our stockholders), if the Bentley Family ceases to own a majority of the voting power of our outstanding capital stock.
• Special Meetings of Stockholders. Our amended and restated certificate of incorporation and amended and restated by-laws further provide that special meetings of our stockholders may be called only by a majority of our total number of directors, the chair of our board of directors, our chief executive officer, or our president (in the absence of a chief executive officer). This provision could have the effect of preventing or delaying significant corporate actions that would otherwise be taken by the holders of at least a majority of the combined voting power of our Class A and Class B common stock.
• Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated by-laws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated by-laws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders if proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

• Authorized but Unissued Shares. The authorized but unissued shares of our Class A and Class B common stock will be available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Global Select Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Class A and Class B common stock enables our board of directors to make more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
• “Blank Check” Preferred Stock. Our amended and restated certificate of incorporation allows our board of directors to, without prior stockholder approval, issue shares of authorized, undesignated preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the relative voting power or other rights of our common stock. The existence of such authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to acquire control of our company, whether by means of a merger, tender offer, proxy contest, or otherwise.
• No Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
• Amendment of Certificate of Incorporation or By-laws. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation, or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or pursuant to the affirmative vote of the holders of at least 662∕3% of the voting power of the capital stock of the corporation. In addition, the affirmative vote of the holders of at least 662∕3% of the voting power of the capital stock of the corporation will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate described above.
Stockholder Litigation Matters
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed to us; any action asserting a claim arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws; any action to interpret, apply, enforce or determine the validity of any provision of our amended and restated certificate of incorporation or our amended and restated by-laws; or any action asserting a claim that is governed by the internal affairs doctrine. The federal district court for the District of Delaware will be the exclusive forum for any claims brought under the Securities Act of 1933, as amended, or the Exchange Act, as the Company is incorporated in the State of Delaware. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Listing
Our Class B common stock is listed on The Nasdaq Global Select Market under the symbol “BSY.” Our Class A common stock is not and will not be listed on any stock market or exchange.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, MA 02021.